                                                                    Exhibit 99.1

                          Independent Auditors' Report

To the Stockholder of Globalstar Capital Corporation:

    We have audited the accompanying balance sheets of Globalstar Capital Corporation ("Globalstar Capital") (a wholly-owned subsidiary of Globalstar, L.P.) as of December 31, 2000 and 1999. These balance sheets are the responsibility of the Company's management. Our responsibility is to express an opinion on these balance sheets based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits of the balance sheets provide a reasonable basis for our opinion. In our opinion, such balance sheets present fairly, in all material respects, the financial position of Globalstar Capital as of December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

    The accompanying financial statements have been prepared assuming that Globalstar Capital will continue as a going concern. As discussed in Note 1 to the financial statements, Globalstar Capital is dependent upon Globalstar, L.P.'s ("Globalstar") successful financial results and achievement of profitable operations for the repayment of certain debt obligations, for which Globalstar Capital is the co-issuer and co-obligor. Globalstar is uncertain of its ability to raise additional capital. These factors raise substantial doubt about Globalstar Capital's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


DELOITTE & TOUCHE LLP

San Jose, California
March 27, 2000




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                         GLOBALSTAR CAPITAL CORPORATION
                 (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                                 BALANCE SHEETS

                                                                       DECEMBER 31,
                                                                    -----------------
                                                                     2000       1999
                                                                    ------     ------
ASSETS

Receivable from Parent ........................................     $1,000     $1,000
                                                                    ======     ======

LIABILITIES AND STOCKHOLDER'S EQUITY

Commitments and contingencies (Note 2)

Stockholder's equity

  Common stock, par value $.10; 1,000 shares authorized, issued
    and outstanding ...........................................     $   10     $   10

Paid-in capital ...............................................        990        990
                                                                    ------     ------
                                                                    $1,000     $1,000
                                                                    ======     ======


                          See notes to balance sheets.

                         GLOBALSTAR CAPITAL CORPORATION
                 (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                             NOTES TO BALANCE SHEETS

1. ORGANIZATION

    Globalstar Capital Corporation ("Globalstar Capital"), a wholly-owned subsidiary of Globalstar, L.P. ("Globalstar") was formed on July 24, 1995 for the primary purpose of serving as a co-issuer and co-obligor with respect to certain debt obligations of Globalstar.

2. BASIS OF PRESENTATION

    On January 16, 2001, Globalstar suspended indefinitely principal and interest payments on its funded debt and dividend payments on its 8% and 9% RPPIs in order to conserve cash for operations. Non-payment of interest on Globalstar's debt instruments, credit facility and vendor financing agreements when they become due, and continuance of non-payment for the applicable grace period, are "events of default" under the terms of each of the debt instruments. An event of default has occurred in connection with Globalstar's $500 million credit facility, its vendor financing facility with QUALCOMM, and its 11-3/8% senior notes due February 15, 2004 (the "Bond"). Globalstar expects that events of default will occur with regard to Globalstar's other three senior note indentures when interest payments become due in May and June of 2001. Accordingly, for reporting and accounting purposes, Globalstar classified the $500 million credit facility, the QUALCOMM vendor financing and the four senior notes as current obligations. See Globalstar's "Notes to Consolidated Financial Statements," Notes 7-9.

    Globalstar has retained The Blackstone Group as its financial adviser to assist in evaluating its business plan and developing initiatives, including restructuring its debt, identifying funding opportunities and pursuing other strategic alternatives. At Globalstar's expense, its bondholders have retained Akin Gump Strauss Hauer & Field LLP as counsel, and Jefferies and Company, Inc. as financial advisers. Globalstar is currently developing a new business plan that will offer a basis for a restructuring proposal that it will provide to its creditors. If it is unable to effectuate an out-of-court restructuring, Globalstar may be forced to seek protection under the federal bankruptcy laws. Moreover, its creditors may seek to initiate involuntary bankruptcy proceedings against Globalstar.

     Globalstar's revenue performance during the fourth quarter of 2000 has caused management, in conjunction with its service provider partners, to perform a reassessment of its business plan and long term revenue projections. In the fourth quarter of 2000, Globalstar recorded a $2.9 billion impairment charge related to the $3.2 billion carrying value of the Globalstar System, including spare satellites, launch deposits, unsold production gateways, user terminals and related assets. This charge resulted from the revision of estimates of gross cash flows through 2009, the estimated end of useful life of the Globalstar System, and the determination that these assets were impaired. The fair value, for purposes of measuring the impairment at December 31, 2000, was determined by discounting these cash flows. Gross cash flows are based on revenue projections offset by estimated expenditures for operations and capital expenditures. Revenue projections are based on Globalstar's current market outlook, which is significantly influenced by service provider projections.

     As of December 31, 2000, Globalstar had approximately $197 million in cash and cash equivalents, including restricted cash. During 2001, Globalstar plans to use available funds to cover its cash out flow which it expects to include operating costs of approximately $94 million, progress payments toward the cost of procurement of eight additional satellites being constructed by SS/L of approximately $18 million and for the development and maintenance of the ground segment at QUALCOMM of $40 million. In addition, Globalstar expects to pay QUALCOMM approximately $19 million for the reimbursable cost of the production gateways. These expenditures will be offset by expected receipts of approximately $25 million from the service providers as reimbursement of production gateway payments made to QUALCOMM. Moreover, Globalstar expects it will expend an additional $49 million during 2001 for working capital requirements and restructuring and refinancing costs, partially offset by revenue receipts to be collected during the year. These cash requirements assume no interest, principal or dividend payments on outstanding debt and RPPIs. Globalstar believes that it has sufficient liquidity to fund its operations through 2001, exclusive of suspended debt service requirements and distribution payments on its preferred partnership interests.

    Globalstar's announcement in January 2001 of its intention to suspend payments under its long-term debt obligations and RPPIs, and its difficulty in securing additional financing raise substantial doubt about its ability to achieve successful operations. These factors, in turn, raise doubt regarding Globalstar Capital's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Globalstar has incurred cumulative ordinary partnership losses of $4.46 billion through December 31, 2000, which have been funded primarily through the issuance of partnership interests and debt by Globalstar.

3. COMMITMENTS AND CONTINGENCIES

    An event of default has occurred in connection with Globalstar's 11-3/8% senior notes due February 15, 2004 (the "Bond"). Under the terms of the Bond, the trustee for Globalstar's 11 3/8% senior notes or the holders of at least 25% in principal amount of such notes may declare the principal, accrued but unpaid interest, and liquidated damages (if any) on such securities to be due and payable immediately. Interest payments under the other three other indentures are due on May 15, June 1 and June 15, 2001; however, an "event of default" would occur only upon (i) non-payment of each indenture's interest payment after the expiration of the applicable 30-day grace period, or (ii) the acceleration of payment of Globalstar's defaulted 11-3/8% senior notes or its defaulted credit facilities. The amounts due under the senior notes have been presented in Globalstar's financial statements as current liabilities because Globalstar expects such debts to become due by December 31, 2001. Globalstar Capital is a co-obligor on the following Globalstar borrowings:

                                 DECEMBER 31,
                           ------------------------
                              2000          1999                                                EFFECTIVE
                           ----------    ----------                                     DUE      INTEREST      INTEREST
                                (IN THOUSANDS)           DATE SOLD        PRINCIPAL     DATE       RATE        PAYMENT
                                --------------           ---------        ---------     ----       ----        -------
11 3/8 Senior Notes(1)     $  484,352    $  480,567    February 1997    $500,000,000    2004       13.33%    Semi-annually

11 1/4 Senior Notes(2)        310,889       307,884      June 1997       325,000,000    2004       13.57%    Semi-annually

10 3/4 Senior Notes(3)        321,869       321,263    October 1997      325,000,000    2004       11.63%    Semi-annually

11 1/2 Senior Notes(4)        290,831       289,397      May 1998        300,000,000    2005       13.12%    Semi-annually
                           ----------    ----------
                           $1,407,941    $1,399,111
                           ==========    ==========

(1) Note may not be redeemed prior to February 2002 and is subject to a prepayment premium prior to 2004.
(2) Note may not be redeemed prior to June 2002 and is subject to a prepayment premium prior to 2004.
(3) Note may not be redeemed prior to November 2002 and is subject to a prepayment premium prior to 2004.
(4) Note may not be redeemed prior to June 2003 and is subject to a prepayment premium prior to 2005.

    The senior notes rank pari passu with each other and with all of Globalstar's other existing indebtedness. The indentures for the notes contain certain covenants that among other things limit the ability of Globalstar to incur additional debt, issue preferred stock, or pay dividends and certain distributions. In certain limited circumstances involving a change of control of Globalstar, as defined, each note is redeemable at the option of the holder for 101% of the principal amount plus accrued interest.

    On February 20, 2001, a purported class action lawsuit was filed against Globalstar, L.P. and Globalstar Capital Corporation (the "defendants") on behalf of the owners of the 10-3/4 % bonds, due November 2004 (the "Bonds") in Superior Court, New Castle County, Delaware. The Bonds were issued by Globalstar Capital Corporation and Globalstar, L.P. as joint obligors. The next interest payment payable on the Bonds is due May 1, 2001. The complaint alleges that the defendants repudiated the Bonds' Registration Statement, Prospectus and Indenture, without consent of the Bondholders, when Globalstar announced that it was suspending its future interest payments on the Bonds. The defendants are required to respond to this complaint by April 23, 2001.

4. GLOBALSTAR CONVERTIBLE REDEEMABLE PREFERRED PARTNERSHIP INTERESTS

    In January 1999, Globalstar sold to Globalstar Telecommunications Limited ("GTL") $350 million face amount of 8% convertible redeemable preferred partnership interests in connection with GTL's offering of $350 million of 8% Series A convertible redeemable preferred stock due 2011.

    In December 1999, Globalstar sold to GTL $150 million face amount of 9% convertible redeemable preferred partnership interests in connection with GTL's offering of $150 million of 9% Series B convertible redeemable preferred stock due 2011.

At December 31, 2000, $368 million aggregate face amount of the RPPI's were outstanding which are subordinate to the Senior Notes described in Note 2.